UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Interactive Intelligence, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

45841V109

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 45841V109	13G/A

1.	NAMES OF REPORTING PERSONS Duke University I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 56-0532129
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 70,646
	6.	SHARED VOTING POWER 83,765
	7.	SOLE DISPOSITIVE POWER 70,646
	8.	SHARED DISPOSITIVE POWER 83,765

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,411
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 45841V109	13G/A

1.	NAMES OF REPORTING PERSONS The Duke Endowment I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 56-0529965
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 42,271
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 42,271
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,271
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 45841V109	13G/A

1.	NAMES OF REPORTING PERSONS Employees’ Retirement Plan of Duke University I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 58-2255087
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 19,407
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 19,407
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,407
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12.	TYPE OF REPORTING PERSON EP

CUSIP No. 45841V109	13G/A

1.	NAMES OF REPORTING PERSONS Duke University Health System, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 56-2070036
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 22,087
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 22,087
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,087
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 45841V109	13G/A

1.	NAMES OF REPORTING PERSONS DUMAC, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 90-0754895
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 154,411
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 154,411

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,411
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%
12.	TYPE OF REPORTING PERSON IA

DUMAC, Inc. (“DUMAC”), Duke University, The Duke Endowment, Duke University Health System, Inc. and the Employees’ Retirement Plan of Duke University (collectively, the “Reporting Persons”) are filing this Statement of Beneficial Ownership on Schedule 13G/A to report the shares of Common Stock, par value $.01 per share (the “Common Stock”) of Interactive Intelligence, Inc., an Indiana corporation (“Interactive”) over which they could acquire beneficial ownership if they were to terminate their investment management agreement with Bares Capital Management, Inc.

DUMAC is a North Carolina non-profit corporation. DUMAC manages the investment of endowment and other assets of Duke University, the Employees’ Retirement Plan of Duke University, Duke University Health System, Inc. and the Duke Endowment. DUMAC does not hold legal title to its clients’ assets. The members of the board of directors of DUMAC are appointed by the executive committee of the board of trustees of Duke University.

Item 1(a).	Name of Issuer:

Interactive Intelligence, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7601 Interactive Way

Indianapolis, IN 46278

Item 2(b).	Name of Person Filing:

Duke University

The Duke Endowment

Employees’ Retirement Plan of Duke University

Duke University Health System, Inc.

DUMAC, Inc.

Item 2(b).	Address of Principal Business Office:

Duke University

c/o DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

The Duke Endowment

c/o DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

Employees’ Retirement Plan of Duke University

c/o DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

Duke University Health System, Inc.

c/o DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

Item 2(c).	Citizenship:

Duke University

North Carolina

The Duke Endowment

North Carolina

Employees’ Retirement Plan of Duke University

North Carolina

Duke University Health System, Inc.

North Carolina

DUMAC, Inc.

North Carolina

Item 2(d).	Title of Class of Securities

Common Stock, $.01 Par Value

Item 2(e).	CUSIP Number:

45841V109

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

As of the date of this filing, Duke University beneficially owns 154,411 shares of Common Stock of Interactive, which constitutes approximately 0.8% of Interactive’s outstanding Common Stock as reported in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed on November 12, 2013. Of the above 154,411 shares of Common Stock, Duke University has sole voting and dispositive power over 70,646 shares of Common Stock and shared dispositive power over 83,765 shares of Common Stock.

The Duke Endowment beneficially owns, and has sole voting and dispositive power over, 42,271 shares of Common Stock of Interactive, which constitutes approximately 0.2% of Interactive’s outstanding Common Stock. The Employees’ Retirement Plan of Duke University beneficially owns, and has sole voting and dispositive power over, 19,407 shares of Common Stock of Interactive, which constitutes approximately 0.1% of Interactive’s outstanding Common Stock. Duke University Health System, Inc. beneficially owns, and has sole voting and dispositive power over, 22,087 shares of Common Stock of Interactive, which constitutes approximately 0.1% of Interactive’s outstanding Common Stock. None of The Duke Endowment, Employees’ Retirement Plan of Duke University or Duke University Health System, Inc. has shared voting and dispositive power over any shares of Common Stock.

This Schedule 13G/A has been filed for informational purposes to reflect that DUMAC makes investment decisions for each of Duke University, The Duke Endowment, Duke University Health System, Inc., and the Employees’ Retirement Plan of Duke University. Beneficial ownership of Interactive’s shares beneficially owned by Duke University, the Employees’ Retirement Plan of Duke University, Duke University Health System, Inc., the Duke Endowment is also reflected in Schedule 13G/A, as amended, filed by Bares Capital Management, Inc. The Reporting Persons disclaim beneficial ownership over the shares of Common Stock reported above.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated March 6, 2014, by and among DUMAC, The Duke Endowment, Employees’ Retirement Plan of Duke University, Duke University Health System, Inc. and Duke University.

[Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 6, 2014

Duke University

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary
DUMAC, Inc.

The Duke Endowment

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary
DUMAC, Inc.

Employees’ Retirement Plan of Duke University

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary
DUMAC, Inc.

Duke University Health System, Inc.

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary
DUMAC, Inc.

DUMAC, Inc.

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary
DUMAC, Inc.